Exhibit D-19


                                STATE OF INDIANA

                      INDIANA UTILITY REGULATORY COMMISSION

IN THE MATTER OF THE PETITION OF                )
THE CITY OF INDIANAPOLIS, A MUNICIPALITY,       )
REQUESTING THE INDIANA UTILITY                  )
REGULATORY COMMISSION TO ESTABLISH              )
THE TERMS AND CONDITIONS OF THE SALE            )
OF THE PROPERTY OF THE INDIANAPOLIS             )  CAUSE NO. 41821
WATER COMPANY TO THE CITY OF                    )
INDIANAPOLIS AND FOR A DETERMINATION            )
OF THE VALUE OF THE PROPERTY OF THE             )  APPROVED:
INDIANAPOLIS WATER COMPANY PURSUANT             )     MAR 28, 2002
TO INDIANA CODE SECTIONS 8-1-2-92 AND           )
8-1-2-93                                        )
                                                )
RESPONDENT:  INDIANAPOLIS WATER COMPANY         )

BY THE COMMISSION:
------------------
Judith G. Ripley, Commissioner
Thomas Cobb, Administrative Law Judge

      On November 27, 2001, Petitioner the City of Indianapolis (the "City"), Respondent Indianapolis Water Company ("IWC"), and Intervenors Harbour Water Corporation, The Darlington Water Works Company, Irishman's Run Acquisition Corp., Liberty Water Corporation, and IWC Morgan Water Corporation (the "IWC Intervenors") filed their Joint Motion (the "IWC Joint Motion") for approval by the Indiana Utility Regulatory Commission (the "Commission") of their proposed settlement of the matter that is the subject of this adjudicatory proceeding. The proposed settlement involves the transfer of certain water utility and other assets by IWC and affiliates of IWC to the Department of Waterworks of the Consolidated City of Indianapolis (the "Department of Waterworks"), as assignee of the City. Those assets are to be conveyed under an Asset Purchase Agreement dated November 26, 2001 (the "Asset Purchase Agreement") among the City, IWC Resources Corporation ("IWCR"), the corporate parent of IWC and the IWC Intervenors, and NiSource Inc. ("NiSource"), the corporate parent of IWCR. The IWC Joint Motion requested the Commission's approval of the transaction contemplated by the Asset Purchase Agreement pursuant to 170 IAC 1-1.1-17 and Ind. Code ss.8-1-2-83.

      Pursuant to notice given and published as required by law, proof of which was incorporated into the record by reference, the hearing on the IWC Joint Motion commenced at 9:30 a.m., E.S.T., on February 18, 2002 in Room TC-10, Indiana Government Center South, Indianapolis, Indiana. At the hearing, the City, IWC, the IWC Intervenors, the Office of Utility Consumer Counselor ("OUCC"), and Intervenors the City of Carmel ("Carmel") and the Town of Fishers appeared by counsel and presented testimony and exhibits constituting their respective cases-in-chief. In addition, the City, IWC, and the IWC Intervenors presented testimony constituting their rebuttal to Carmel's case-in-chief.



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Intervenors the Town of Pittsboro and the IWC Industrial Group appeared by counsel but did not introduce evidence.

      The Commission, having considered all of the evidence and being duly advised, now finds as follows:

      1. JURISDICTION AND NOTICE. By its Order of February 9, 2001, the Commission determined that it has jurisdiction over the subject matter of this proceeding. IWC and the IWC Intervenors are "public utilities" as that term is defined in the Indiana Public Service Commission Act, as amended, Ind. Code ss. 8-1-2-1 et seq., and the remaining parties have submitted to the Commission's jurisdiction, as framed by the pleadings, by their participation in this proceeding. Accordingly, the Commission has jurisdiction over the parties and over the subject matter of this Cause. Notice of the public hearing conducted by the Commission in this Cause was given and published as required by law.

      2. REQUESTED RELIEF. The City, IWC, and the IWC Intervenors jointly seek the following relief:

            (a) Approval by the Commission of the settlement of this Cause reached by the City and IWC, and in particular, approval of the proposed acquisition by the Department of Waterworks, as assignee of the City, of the water utility and other assets of IWC, IWCR, and the IWC Intervenors as provided by the Asset Purchase Agreement;

            (b) Approval by the Commission of the adoption by the Department of Waterworks of the schedules of rates and charges currently on file with and approved by the Commission for IWC and the IWC Intervenors for application to the areas currently served by those respective utilities;

            (c) Approval by the Commission of the assignment to the Department of Waterworks by IWC and the IWC Intervenors of all current licenses, permits, and franchises issued by any county boards of commissioners, city or town councils, or other governmental units or agencies to IWC or the IWC Intervenors for the right to provide water utility service within the areas specified therein; and

            (d) Approval by the Commission of the assignment by IWC to the Department of Waterworks, or to the professional operator that the Department of Waterworks hires to operate the water utility, of the Grantor Trust whose creation the Commission approved on April 26, 1995 in Cause No. 39713.

      3. STATUTORY REQUIREMENTS. This adjudicatory proceeding was brought by the City under Ind. Code ss.ss. 8-1-2-92 and 8-1-2-93 to request the Commission to establish the price, terms, and conditions at and on which the City may acquire by compulsion the property of IWC. IWC opposed the City's petition and maintained that the City could not acquire its property without its consent. The Asset Purchase Agreement was entered into by the City, IWCR, and NiSource as a settlement of that dispute. The Commission has authority under Ind. Code Title


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8, and 170 IAC 1-1.1-17 to review that settlement and approve it if the
Commission finds it to be in the public interest.

      By its Order of February 9, 2001, this Commission found it had authority under Ind. Code 8-1-2-83 to review the Agreement. The Commission finds it is unnecessary to further examine the extent of its authority under Ind. Code ss. 8-1-2-83, because the Commission may apply the same criteria applicable to a proceeding under Ind. Code ss. 8-1-2-83 in order to determine whether the proposed settlement in this Cause is "in the public interest" within the meaning of 170 IAC 1-1.1-17.

      4.    EVIDENCE IN SUPPORT OF THE JOINT MOTION.
            ---------------------------------------

            (a) Corporate Authority. John J. Dillon, Chairman of the Indianapolis Local Public Improvement Bond Bank, presented testimony and other evidence on behalf of the City showing that the City-County Council of the Consolidated City of Indianapolis has duly created the Department of Waterworks pursuant to Ind. Code ss. 8-1.5-4-2. In accordance with the terms of the Asset Purchase Agreement, which is in evidence and has been reviewed by the Commission, the City will assign its interest thereunder to the Department of Waterworks, which will take title to the subject assets directly from IWC, IWCR, and the IWC Intervenors and assume certain liabilities as provided in the Asset Purchase Agreement. Therefore, the Department of Waterworks is authorized to acquire title to the water utility and other assets being conveyed by IWC, IWCR, and the IWC Intervenors under the Asset Purchase Agreement.

            (b) Technical, Managerial, and Financial Ability. John J. Dillon presented testimony showing that the Department of Waterworks, under the direction of a seven-member Board of Directors, will operate the water utility. The Board of Directors will provide broad oversight of the utility's operations, and will have responsibility for policy guidance and capital improvement planning. In addition, the Department of Waterworks will hire an outside, professional firm that will have primary responsibility for the day-to-day operations of the utility. Mr. Dillon also presented evidence showing that, under the Asset Purchase Agreement, the Department of Waterworks is required to offer employment to all current employees of IWC, IWCR, and the IWC Intervenors on substantially the same terms as those persons are now employed. David A. Kelly, President and Chief Operating Officer of IWCR, presented testimony showing that the vast majority of current employees of IWC, IWCR, and the IWC Intervenors are expected to accept the offer of employment and thus continue on in their current positions, as employees of the professional operator to be hired by the Department of Waterworks, after the acquisition is completed.

            James A. Merten, Vice Chairman of the Board of City Securities Corporation, presented testimony and other evidence showing that the Department of Waterworks will be able to finance the acquisition of assets under the Asset Purchase Agreement through the issuance of revenue bonds, all or most of which will be tax-exempt. Robert J. Clifford, Executive Director of the Indianapolis Local Public Improvement Bond Bank, presented testimony and other evidence showing that anticipated revenues from the


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      Department of Waterworks' operation of the water utility will be sufficient to service the debt that will be incurred, and to pay all other expenses incident to the operation of the water utility, including the cost of capital improvements, without a rate increase for at least five years absent extraordinary circumstances, and without any assessment of taxes by the Department of Waterworks. These revenues will be sufficient to continue the water utility operations in question at their current level of service or better.

            (c) Public Convenience and Necessity. John J. Dillon presented testimony showing that the proposed settlement will benefit the public in a variety of ways. That testimony established the following facts. Indianapolis is the largest city in the United States that does not have a municipally owned water utility. Approximately 85 percent of U.S. residents are served by water systems that are publicly owned. The principal benefit of municipal ownership is that a municipally owned utility will have lower operating costs than a comparable investor-owned utility, since a publicly owned utility can borrow money for capital improvements at tax-exempt rates and does not have to pay income taxes. Those lower costs, and the fact that a municipally owned utility does not have to generate profits for its shareholders, mean that a municipally owned utility can be expected to have lower rates than a comparable investor-owned utility. Affordable utility rates are key to attracting and retaining businesses, and also facilitate home ownership and contribute to neighborhood stability. In addition, municipal ownership of what is now IWC and its affiliates will in effect keep those companies' headquarters in Indianapolis. That, in turn, will preserve the jobs of current IWC employees, and will ensure that operating policy is established locally through the Department of Waterworks. Moreover, customer service and repair functions will remain locally based. Mr. Dillon presented testimony showing that any municipality or county that is provided water utility services by the Department of Waterworks may enter into an intergovernmental agreement with the City consistent with the provisions of Ind. Code ss. 36-1-7-3.

      5. PUBLIC'S EVIDENCE. Through the testimony of E. Curtis Gassert, the OUCC introduced into the record a Stipulation and Settlement Agreement dated February 18, 2002 (the "Stipulation and Settlement Agreement") among the OUCC, the City, IWC, and the IWC Intervenors, which provided in its entirety as follows:

                      STIPULATION AND SETTLEMENT AGREEMENT
                      ------------------------------------

            This Stipulation and Settlement Agreement ("Settlement Agreement"), entered into, this 18th day of February, 2002, by and between the City of Indianapolis ("City"), Indianapolis Water Company and the IWC Intervenors (hereinafter referred to collectively as "IWC") and the Indiana Office of Utility Consumer Counselor ("OUCC") (collectively referred to herein as the "Parties"), witnesses that the Parties, having been advised by their respective experts and counsel, stipulate and agree that the terms and conditions hereinafter set forth constitute a fair, reasonable and just resolution of the issues in this Cause, subject to their incorporation into a final Commission order ("Final Order"), without modification or further condition which may be unacceptable to any of the Parties. If the Commission does not approve this Settlement Agreement in its entirety and


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      incorporate it in a Final Order, the Settlement Agreement shall be null and void and deemed withdrawn, unless otherwise agreed to in writing by the Parties. There are no other agreements in existence between the Parties relating to the matters covered by this Settlement Agreement which in any way affect this Settlement Agreement.

                 Terms and Conditions of Settlement Agreement
                 --------------------------------------------

            1. It is in the public interest that the City purchase and thereafter operate or cause to be operated all of the assets necessary to operate and maintain the water utility systems of IWC and its affiliates Harbour Water Corporation, The Darlington Water Works Company, Irishman's Run Acquisition Corp., Liberty Water Corporation and IWC Morgan Water Corporation (collectively the "IWC systems"), on the terms and conditions set forth in the Asset Purchase Agreement entered into by the City, IWC Resources Corporation ("IWCR"), the corporate parent of IWC, and NiSource Inc. ("NiSource"), the corporate parent of IWCR, dated November 26, 2001 ("Purchase Agreement"), a copy of which agreement is shown in the City's Exhibit JJD-1 to be introduced in this Cause. The terms and conditions of the Purchase Agreement, including the exhibits thereto ("Purchase Terms and Conditions"), were negotiated by the City, IWCR, and NiSource at arm's length, over a considerable period of time, and are necessary to the consummation of the transaction. The OUCC has reviewed the Purchase Terms and Conditions and found them reasonable and reasonably necessary to the transaction. The proposed sale, including the Purchase Terms and Conditions and the implementation of the transaction in accordance therewith, should be approved by the Commission. The Parties agree that the City is not required to seek Commission approval for the issuance of bonds, notes or other evidence of indebtedness to acquire the IWC systems.

            2. Consistent with the City's testimony to be introduced in this Cause, the City, absent extraordinary events or conditions, such as unforeseen climatic conditions, changes in environmental or utility regulations, or unanticipated labor issues, will maintain in effect the current rates and charges of the IWC systems, as heretofore approved by the Commission, for a period of at least five years from the date of this Settlement Agreement.

            3. In its operation of the IWC systems, the City will remain subject to the jurisdiction of the Commission for purposes of rates and charges. The City's operation of the IWC systems will be in accordance with the Commission's rules of service and main extensions for water utilities, contained in 170 I.A.C. 6-1 and 6-1.5, as amended and in force from time to time.

            4. The Parties agree that the evidence to be presented by them in this Cause constitutes substantial evidence in support of this Settlement Agreement and provides an adequate evidentiary basis upon which the Commission can make any findings of fact or conclusion of law necessary for its approval.


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            5. This Settlement Agreement shall not constitute nor be cited as precedent or deemed an admission by any Party in any other proceeding except as necessary to enforce its terms before the Commission or in any court of competent jurisdiction with respect to the issues hereby settled.

            6. The undersigned have represented and agreed that they are fully authorized to execute this Settlement Agreement on behalf of their designated clients, who will be bound thereby.

            7. This Settlement Agreement shall inure to the benefit of and be binding upon the successors, heirs and assigns of the Parties.

            8. None of the Parties will take any action in this Cause inconsistent with this Settlement Agreement. Nor will any Party appeal or support any appeal of a Final Order in this Cause to the extent that such order is consistent with the terms of this Settlement Agreement.

            In WITNESS where of the Parties have executed this agreement, this 18th day of February, 2002.

                                          CITY OF INDIANAPOLIS
                                          By:  s/A. Scott Chinn



                                          INDIANAPOLIS WATER COMPANY
                                          By:  s/Allan Horwich

                                          IWC INTERVENORS
                                          By:  s/Allan Horwich

                                          OFFICE OF THE UTILITY CONSUMER
                                          COUNSELOR
                                          By:  s/Anne E. Becker

Mr. Gassert testified in support of the Stipulation and Settlement Agreement that the transaction contemplated by the Asset Purchase Agreement will benefit the public by virtue of the five-year rate freeze to which the Department of Waterworks agreed, as compared to the rate increase that IWC likely would have requested after its rate moratorium expired this year. Other public benefits to which Mr. Gassert testified include the lower operating costs of a municipal utility versus an investor-owned utility, due to the fact that municipal utilities do not pay income taxes and can borrow at tax-exempt rates, resulting in lower utility rates over the long-term; the Department of Waterworks' commitment to remain under the Commission's ratemaking jurisdiction; and the


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Department of Waterworks' agreement to give outlying communities a voice in the governance of the water utility through the creation of a Service Advisory
Board.

      6. CARMEL'S EVIDENCE AND RELATED REBUTTAL TESTIMONY. James Brainard, Mayor of Carmel, testified on behalf of Carmel and asked the Commission to condition its approval of the transfer of assets contemplated by the Asset Purchase Agreement on the City's agreement to sell Carmel the transmission and distribution lines in Carmel and Clay Township that Carmel desires. Mayor Brainard contended that the Commission cannot approve the transfer of assets contemplated by the Asset Purchase Agreement unless Carmel and the City enter into an interlocal agreement pursuant to the home rule statute, Ind. Code ss. 36-1-3-9(c), authorizing the Department of Waterworks to own property and provide water utility service inside Carmel's corporate boundaries. Mayor Brainard testified that Carmel will not sign such an agreement unless the City agrees to sell Carmel certain transmission and distribution lines now owned by IWC that are located inside Carmel's corporate boundaries, as well as the transmission and distribution lines located outside Carmel's corporate boundaries in an area of Hamilton County known as Clay Township.

      Carmel presented the testimony of Brian W. Houghton, an engineer retained by it, who testified that removal of water utility assets in Carmel and Clay Township from the rest of the IWC system was feasible from an engineering perspective. Apart from Carmel's desire to expand its water utility service area within its own and Clay Township's borders, Mayor Brainard expressed no opposition to the transaction contemplated by the Asset Purchase Agreement, and Carmel presented no other evidence in opposition to the IWC Joint Motion.

      Robert F. Miller, Vice President and Director of Engineering for IWC, testified in rebuttal to Mr. Houghton with regard to the feasibility and consequences from an engineering perspective of the removal of water utility assets in Carmel and Clay Township from the rest of the system. John J. Dillon testified in rebuttal to Mayor Brainard that, among other things, Ind. Code ss. 36-1-3-9(c) does not apply to the Department of Waterworks, and even if it did apply, Carmel's refusal to sign an interlocal agreement would not preclude the Commission from granting the IWC Joint Motion, nor would it require the Commission to condition its granting of the IWC Joint Motion on the City's agreement to sell Carmel the water utility assets located in Carmel or Clay Township. Mr. Dillon also testified that, through representation on a Service Advisory Board that may make recommendations to the Department of Waterworks' Board of Directors, communities that choose to sign interlocal agreements will be given far more input into the Department of Waterworks' provision of utility service within their borders than they currently enjoy with respect to the provision of utility service by IWC.


      On March 25, 2002, Carmel, the City, IWC, and the IWC Intervenors filed a Joint Motion (the "Carmel Joint Motion") with the Commission announcing that Carmel, the City, and the Department of Waterworks had entered into an agreement that (a) resolves fully Carmel's opposition and (b) provides for the sale by the Department of Waterworks to Carmel of certain water utility assets in Carmel and Clay Township and establishes a methodology to determine a purchase price. The Carmel Joint Motion also requested (a) the withdrawal of Carmel's "Submission of Proposed Order," filed March 6, 2002, and its "Reply to Proposed Order of


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Indianapolis, Indianapolis Water Company and the IWC Intervenors," filed March
11, 2002, and (b) leave to file a revised proposed order by the City, IWC, the IWC Intervenors, and Carmel.


      The City also submitted, as late-filed exhibits for inclusion in the record and approval by the Commission, copies of the intergovernmental agreements that the City has either entered into with or proposed to various municipalities or counties that will receive water utility service from the Department of Waterworks.

      7. FINDINGS AND CONCLUSIONS. Based upon the evidence of record and argument of the parties, the Commission makes the following findings of fact and conclusions of law:

            (a) Indiana Code ss. 8-1.5-4-4 states that a department of waterworks possesses, among other powers, those powers prescribed by Ind. Code ss. 8-1.5-3-4. The powers prescribed by the latter statute include the power to "appropriate, lease, rent, purchase, and hold all real and personal property of the utility." Ind. Code ss. 8-1.5-3-4(a)(8). Therefore, the Department of Waterworks, as assignee of the City's interest under the Asset Purchase Agreement, has the requisite legal authority to acquire the water utility and other assets of IWC, IWCR, and the IWC Intervenors as provided in the Asset Purchase Agreement and to assume liabilities as provided therein, and thereafter to operate a water utility consisting of those assets.

            (b) The evidence shows that all current employees of IWC, IWCR, and the IWC Intervenors will be offered employment after the acquisition on substantially the same terms as those persons are now employed, and that the vast majority of current employees are expected to accept that offer. The evidence also shows that at the time of the acquisition there will be an additional layer of supervision over that currently in place with respect to IWC, IWCR, and the IWC Intervenors, through the hiring of a professional management firm that will oversee the day-to-day operations of the utility, and through the oversight provided by the Department of Waterworks' own Board of Directors. The City and the Department of Waterworks are directed to file their operational and management plan, and operating agreements with third-party operational entities as required by Ind. Code 8-1-2-83(a), within ten (10) business days of the date of finalization of such agreement, and to notify the Commission of any changes in the plan or operator within ten (10) business days of any such change. Therefore, we find that the Department of Waterworks has the necessary technical and managerial ability to operate a water utility consisting of the assets to be conveyed under the Asset Purchase Agreement.

            (c) The evidence shows that the Department of Waterworks will be able to finance the acquisition of assets under the Asset Purchase Agreement through the issuance of revenue bonds, all or most of which will be tax-exempt. The evidence also shows that anticipated revenues from the Department of Waterworks' operations will be sufficient to service the debt that will be incurred, and to pay all other expenses incident to the operation of the water utility, including the cost of capital improvements, without a rate increase for at least five years absent extraordinary circumstances, and without any assessment of taxes by the Department of Waterworks. The City, in testimony, has represented to the


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      Commission that resulting savings will be utilized to improve service and water quality for customers of the acquired system. The Commission is encouraged by the direct testimony of Mr. Dillon that "the City has already begun to develop a plan for remediating the algae problem that has been experienced at Eagle Creek Reservoir and other water supply sources, and is prepared to act promptly to implement that plan upon the completion of this acquisition." (p.19). The City is directed to report its efforts to implement such improvements to the Commission annually. Therefore, we find that the Department of Waterworks has the necessary financial ability to operate a water utility consisting of the assets to be conveyed under the Asset Purchase Agreement.

            (d) The City and the Department of Waterworks shall remain subject to the jurisdiction of the Commission for purposes of rates and charges under Ind. Code 8-1-2-1, et seq, and the operation of the acquired IWC systems will be in accordance with the Commission's Rules of Service and Main Extensions for Water Utilities, contained in 170 IAC 6-1 and 6-1.5.

            (e) The public convenience and necessity will be served by the consummation of the transaction contemplated by the Asset Purchase Agreement, and the transaction is in the public interest.

            (f) The Carmel Joint Motion renders moot the arguments presented by Carmel, and thus, we find no reason to rule upon Carmel's arguments.


            (g) For the reasons stated above, the proposed settlement of this Cause as presented in the IWC Joint Motion satisfies the requirements of 170 IAC 1-1.1-17, and Ind. Code ss. 8-1-2-83.


            (h) We are unable to determine the status of Boone County Sewer Utility, Irishman's Run. Therefore, we are not able to decide whether the CTA should be cancelled or transferred. The Petitioner should notify the Commission immediately so that we can properly address this issue.

      IT IS THEREFORE  ORDERED BY THE INDIANA  UTILITY  REGULATORY  COMMISSION
THAT:

      1. The IWC Joint Motion for the approval of the settlement of this Cause and of the transfer of assets under the Asset Purchase Agreement is hereby granted. Accordingly, the transaction (including the ultimate transfer of assets to the Department of Waterworks) may be implemented in accordance with the terms and conditions of the Asset Purchase Agreement, including the exhibits thereto, and as such is approved.

      2. The Stipulation and Settlement Agreement is hereby approved. The Parties stipulated that the Agreement shall not be used as an admission or as precedent against the signatories thereto, except as necessary to enforce its terms. With regard to future citation of the Stipulation and Settlement Agreement, we find our approval herein should be construed in a manner


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


consistent with our finding in In Re Richmond Power & Light, Cause No. 40434, approved March 19, 1997.

      3. The schedules of rates and charges currently on file with and approved by the Commission for IWC and the IWC Intervenors are hereby approved as the schedules of rates and charges for the Department of Waterworks as of the time of closing of the transaction contemplated by the Asset Purchase Agreement for application to the respective areas currently served by IWC and the IWC Intervenors. The Department of Waterworks shall file such schedules with the Gas/Water/Sewer Division of the Commission within five days after the closing of the transaction contemplated by the Asset Purchase Agreement.

      4. The assignment from IWC and the IWC Intervenors to the Department of Waterworks, as of the time of closing of the transaction contemplated by the Asset Purchase Agreement, of all outstanding licenses, permits, or franchises issued by any county board of commissioners, city or town council, or other governmental unit or agency to IWC or any of the IWC Intervenors to provide water utility service within the areas specified therein is hereby approved.

      5. The assignment from IWC to the Department of Waterworks, as of the time of closing of the transaction contemplated by the Asset Purchase Agreement, of the Grantor Trust whose creation the Commission approved on April 26, 1995 in Cause No. 39713, is consistent with the transaction and is hereby approved.

      6. The status of the CTA of Irishman's Run, yet to be determined, will be cancelled or transferred upon notification from Petitioner.

      7.    The   Carmel   Joint   Motion   is   hereby    granted   and   the
intergovernmental agreements submitted by the City are hereby approved.

      8. The parties shall notify the Secretary of the Commission in writing of the date of closing of the transaction contemplated by the Asset Purchase Agreement within five days thereafter.

      9. This Order shall be effective on and after the date of its approval.

MCCARTY, HADLEY, RIPLEY, SWANSON-HULL AND ZIEGNER CONCUR:
--------------------------------------------------------
APPROVED: MAR 28, 2002

I hereby certify that the above is a true and correct copy of the Order as approved.

/s/ Joseph M. Sutherland
------------------------
Joseph M. Sutherland
Executive Secretary to the Commission

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